

June 3, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Gregory M. Swalwell
Chief Financial Officer
Kronos Worldwide, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240

> **Re:** **Kronos Worldwide, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 10, 2016**
> **File No. 1-31763**

Dear Mr. Swalwell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the period ended December 31, 2015</u>

<u>Products and end-use markets, page 6</u>

1. We also note your statement that you have a significant competitive advantage because your mines supply your feedstock requirements for all of your European sulfate-process plants and you also sell ilmenite ore to third parties, some of whom are your competitors. In order to assess the significance of your mining operations for purposes of Industry Guide 7, supplementally, please provide the asset valuations for these two mines to the point of external sales, along with the net profits, and total revenues for these mining/processing facilities to verify their materiality. We may have further comments pending your response.

Raw materials, page 9

2. We note your statement that you own and operate two ilmenite mines in Norway with reserves that are expected to last at least 50 years. Please provide the reserve disclosure required by Instruction 3 of Item 102 of Regulation S-K, or explain to us why disclosure is not required. Further, if disclosure is required, please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves. The information requested includes, but is not limited to:

    - Property and geologic maps

    - Description of your sampling and assaying procedures

    - Drill-hole maps showing drill intercepts

    - Representative geologic cross-sections and drill logs

    - Description and examples of your cut-off calculation procedures

    - Cutoff grades used for each category of your reserves and resources

    - Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

    - A detailed description of your procedures for estimating reserves

    - Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

    - A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

    To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

    In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

       If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Nudrat Salik, at (202) 551-3692 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791, or in his absence, Jay Ingram, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction